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                               May 5, 2020

       Frank D. Lee
       President and Chief Executive Officer
       Forma Therapeutics Holdings, Inc.,
       500 Arsenal Street, Suite 100
       Watertown, Massachusetts 02472

                                                        Re: Forma Therapeutics
Holdings, Inc.,
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 8,
2020
                                                            CIK No. 0001538927

       Dear Mr. Lee:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed April 8, 2020

       Prospectus Summary
       Our Pipeline, page 2

   1. We note your statements indicating that your therapeutics are potentially "best-in-class" or
                                                        "first-in-class." These
terms suggest that your product candidates are effective, likely to be approved and favorable
as compared to competitive products and product candidates.
                                                        Given the status of
development, it is premature and inappropriate for you to make such statements or
implications at this time. Accordingly, please delete all references in your registration statement
to your product candidates being potentially "best-in-class" or "first-
                                                        in-class".
 Frank D. Lee
FirstName LastNameFrank D. Lee
Forma Therapeutics Holdings, Inc.,
Comapany NameForma Therapeutics Holdings, Inc.,
May 5, 2020
Page 2
May 5, 2020 Page 2
FirstName LastName
2. We note the inclusion of your USP30 program with Bristol-Myers Squibb in your pipeline table. Given the status of development and the limited disclosure on pages 118-
         119 concerning the program, it seems premature to highlight this program prominently in your Summary pipeline table. Accordingly, please revise to remove this program from the
         Summary table or advise.
3. We note your discussion of FT-7051 and the research compound FT-6876. Please clarify the relationship between FT-7051 and FT-6876.
4. We note your discussion of adverse events associated with "prior efforts utilizing" FT-
         4101. Please discuss the current status of your research and testing regarding FT-4101.
         Additionally, for all other clinical trials you discuss, please disclose whether there were treatment-related serious adverse events and, if so, identify them. Our Strategy, page 4

5. We note your disclosure that you will rapidly advance FT-4202 and FT-7051 through clinical development. Please revise this disclosure and similar disclosure throughout the prospectus to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expense, page 80

6. Please provide additional information regarding management's expectation of future costs associated with FT-2102, FT-4101, and FT-8225.
Business
Non-Core and Out-Licensed Programs, page 116

7. We note your disclosure on page F-60 regarding the divestiture in March 2020 of your
         Early Discovery capabilities. Please disclose the material terms of this agreement and file the agreement as an exhibit to the registration statement, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.
Partnered Programs
Agreement with Boehringer Ingelheim, page 118

8. Clarify the phase of your collaborative program (research, optimization, etc.) with
         Boehringer Ingelheim.
9. Please revise your disclosure regarding the Boehringer Ingelheim agreement to disclose the aggregate payments received to date and the aggregate research and development milestones, regulatory milestones and sales milestones payable by Boehringer
         Ingelheim. We also note your reference here to "low double-digit royalties." Please
 Frank D. Lee
FirstName LastNameFrank D. Lee
Forma Therapeutics Holdings, Inc.,
Comapany NameForma Therapeutics Holdings, Inc.,
May 5, 2020
Page 3
May 5, 2020 Page 3
FirstName LastName
         revise your disclosure to narrow the royalty range to no more than ten percentage points
         (for example, between twenty and thirty percent). Also disclose the duration of the royalty obligation.
Agreements with Celgene, page 119

10. Please expand your disclosure regarding the Celgene License Agreements to include the durations of the royalty obligations.
Intellectual Property, page 121

11. To the extent not already provided, please provide more detailed information regarding your patent portfolio such as the type of patent protection and the jurisdictions in which your patents have been issued or are pending.
Description of Capital Stock , page 170

12. Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2 Summary of Signficant Accounting Policies, page F-21

13. We note on page F-5 that you calculated the diluted net loss per share for fiscal year 2019 by adjusting the net loss for the change in fair value of warrants to purchase Series B-3
         Convertible Preferred Shares, but there was no related incremental shares adjustment to the denominator. Please tell us the reason(s) that you excluded such shares in the calculation and refer to all pertinent authoritative accounting literature in your response.
Note 11 Reorganization, page F-34

14. We note that the Reorganization in October 2019 resulted in the removal of the preferred return and the optional redemption rights for Series A, B and C preferred shares, respectively. Please tell us the basis of your conclusion that they are not considered qualitatively substantive. In addition, please tell us your consideration of ASC 718-20-35 in measuring the modification of preferred shares.
Note 17 Collaboration Agreements, page F-51

15. You disclose that the transaction price of the Modified Arrangement included the deferred revenue balance related to the unsatisfied performance obligations prior to the termination plus the incremental consideration received under the License Agreements. Please tell us your accounting complies with ASC 606-10-25-13 given your determination that certain
 Frank D. Lee
Forma Therapeutics Holdings, Inc.,
May 5, 2020
Page 4
      promised goods and services under the Modified Arrangement were distinct from those already provided under the terminated agreements, while others were not distinct.
16. You disclose that your transaction price for the Modified Arrangement included $147.8 million related to deferred revenue of the partially satisfied obligations prior to the termination of the Celgene collaboration agreements. Please reconcile this with your deferred revenue rollforward on page F-59 as well as your table on page F-23 illustrating the impact of the adoption of ASC 606, both of which present deferred revenue balances of $95.3 million as of January 1, 2019. Please also explain the cumulative adjustment related to the impact of the adoption of ASC 606 on your deferred revenue balance.
17. You disclose that you recognize revenue over time for each performance obligation using an input method based on a measure of cost incurred relative to total estimated cost for the technology transfer activities. You further disclose that all technology transfer activities were completed and all license rights were transferred under the Modified Arrangement during 2019. As it would appear that all performance obligations related to the Modified
      Arrangement were satisfied during 2019, please tell us why only $96.5 million of the
      $232.9 million transaction price was recognized as revenue during 2019. General

18. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 with any other questions.



                                                            Sincerely,
FirstName LastNameFrank D. Lee
                                                            Division of
Corporation Finance
Comapany NameForma Therapeutics Holdings, Inc.,
                                                            Office of Life
Sciences
May 5, 2020 Page 4
cc:       Gabriela Morales-Rivera
FirstName LastName